United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.___)

Name of Issuer:	Buffton Corporation
Title of Class of Securities:	Common Stock
CUSIP Number:  119885200




CUSIP No. 119885200
Page 2 of 9 Pages

1. Name of Reporting Person		Alphi Fund LP
					IRS No. 36-3589366

2. Check the appropriate box if a member of a group		(a) [ ]
							(b) [x]

3. SEC Use Only

4. Source of Funds	00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
	N/A

6. Citizenship or Place of Organization	Delaware

7. Sole Voting Power		384,200

8. Shared Voting Power		0

9. Sole Dispositive Power		384,200

10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person		384,200

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	7.0%

14. Type of Reporting Person		PN



CUSIP No. 119885200
Page 3 of 9 Pages

Item 1.  Security and Issuer
	This Schedule 13D relates to the Shares of Common Stock of Buffton Corporation (the "Shares" and the "Company" respectively) with executive offices located at 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107-1220.

Item 2 Identity and Background
	This Schedule 13D is being filed on behalf of Alphi Fund L.P. ("Alphi"), a Delaware limited partnership with its principal offices at 155 Pfingsten
Road, Suite 360, Deerfield, Illinois 60015. The principal business of Alphi is to invest and trade in securities.

		(a), (b) and (c).  The following information is furnished with respect to each officer, director and controlling persons of Alphi Investment
Management Company ("AIMCO"), the general partner of Alphi, both of whom maintain the offices of Alphi as their business address:
						Affiliation with
    Name					          AIMCO

(1) Alan I. Goldberg			Chairman and Director

(2) Philip R. Smith				President, Secretary,
						                 Treasurer and Director

	The two gentlemen above are principally occupied as officers and directors of AIMCO.

		(d) Neither Alphi, AIMCO nor any of the officers or directors of AIMCO have been convicted in a criminal proceeding during the last five (5) years
(excluding minor traffic violations or similar misdemeanors).

		(e) Neither Alphi, AIMCO nor any of the foregoing officers or directors of AIMCO have been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining activities subject to federal or state securities laws or finding any violation with respect to such laws.

		(f) Both of the above officers and directors are citizens of the United
States.

Item 3. Source and Amount of Funds or Other Consideration
	The funds used for purchases reported herein were obtained from the general funds of Alphi.  From time to time, Alphi borrows funds to purchase various securities, including the Shares, through a customary margin account with
Bear Stearns & Co., Inc. ("Bear Stearns").  Alphi's obligations under the margin account with Bear Stearns are secured by commingled equity securities of other issuers as well as of the Shares of the Company.  An unidentifiable part of the purchase price for the Shares may have included funds borrowed from Bear Stearns.  A copy of the margin agreement with Bear Stearns is attached as Exhibit A.
CUSIP No. 119885200
Page 4 of 9 Pages

	AIMCO has no ownership interest in the funds or property of Alphi, except for its interest as general partner of Alphi. The above mentioned individual officers and directors of AIMCO own limited partnership interests in Alphi.

Item 4. Purposes of Transaction
	The purchases reported herein were made as an investment. Subject to a continuing review of the prospects of the Company and depending on market conditions, economic conditions and other relevant factors, Alphi may in the future purchase additional Shares or dispose of Shares.

	Alphi does not have any present plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13d-101 of the Securities and Exchange Commission. In the future, however, it reserves the right to adopt such plans or proposals subject to applicable regulatory requirements, if any.

Item 5. Interest in Securities of the Issuer

		(a) Alphi is the beneficial owner of 384,200 Shares, which is 7.0% of the 5,458,022 Shares of the Company deemed to be outstanding as of
February 14, 1996.

		(b) AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 384,200 Shares owned by Alphi.
Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 5(a) above.

		(c) During the sixty (60) days preceding the date hereof, Alphi entered into the following transactions on behalf of itself:

Date Purchased		Number of Shares		Purchased Price
02/06/96		35,200				1.96
02/07/96		26,000				2.02
02/09/96		 5,000				2.11
02/12/96		20,000				2.14
02/13/96		25,100				2.15

These purchases were open market transactions made on the American Stock
Exchange.
		(d) No person other than AIMCO, in its capacity as general partner of Alphi, has the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

		(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer


CUSIP No. 119885200
Page 5 of 9 Pages

	Neither Alphi nor AIMCO has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the

Company regarding the transfer or voting of such securities, finders fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or giving or withholding of proxies.

Individual limited partners of Alphi may, from time to time, discuss among themselves their investment decisions.

Item 7. Material to be Filed as Exhibits

Exhibit A - margin agreement with Bear Stearns

				********************

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:		February 14, 1996
Alphi Fund  L.P.
By:  /s/ Philip R. Smith
Philip R. Smith
Secretary of Alphi Investment Management Company, general partner

CUSIP No. 119885200
Page 6 of 9 Pages

EXHIBIT A

Bear, Stearns & Co. Inc.
2 Broadway
New York, N.Y.  10004

CUSTOMER AGREEMENT

Please Read Carefully, Sign and Return

This agreement ("Agreement") sets forth the terms and conditions under which we, Bear, Stearns & Co. Inc., its successors and assigns ("Bear Stearns") will maintain your account for purchases and sales of securities and other property. You understand that if your account is a cash account the provisions of paragraphs 15 and 16 are not binding upon you unless you enter into a margin transaction.

1.	APPLICABLE LAW AND REGULATIONS.  All transactions in you account shall be subject to all applicable law and the rules and regulations of all

CUSIP No. 119885200
Page 7 of 9 Pages


federal, state and self-regulatory agencies including but not limited to the Board of Governors of the Federal Reserve System and the constitution, rules and customs of the exchange or market (and its clearing house) where executed.
2.	SECURITY INTEREST AND LIEN.  You agree that Bear Stearns shall have a continuing security interest in all your property including but not limited to securities, commodity futures contracts, commercial paper, monies, and any after acquired property held by it or carried in your accounts, as security for the payment of all your obligations and liabilities to Bear Stearns. In the event of a breach or default under this Agreement, Bear Stearns shall have all rights and remedies available to a secured creditor under the Uniform Commercial Code of New York as then in effect in addition to the rights and remedies provided herein or otherwise by law.
3.	DEPOSITS ON CASH TRANSACTIONS.  If at any time Bear Stearns considers it necessary for its protection it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.
4.	BREACH, BANKRUPTCY OR DEFAULT.  Any breach of this Agreement or the filing of a petition in bankruptcy or for the appointment of a receiver by or against you or the levy of an attachment against your account(s) with
Bear Stearns, or your death, mental incompetence or dissolution, shall constitute at Bear Stearns' election, a default by you under all other agreements which Bear Stearns may then have with you (whether heretofore or hereafter entered into) for the purchase from you or sale to you of any property or any other type of transaction. Bear Stearns reserves the right to sell any and all property in your account(s) with it (either individually or jointly with others) to buy any or all property which may be short in such accounts and/or to cancel all outstanding transactions and to offset any indebtedness in your account against any other account you may have
(either individually or jointly with others) and you shall be liable to Bear Stearns for any loss and/or costs sustained. Such purchases and/or sales may be public or private and may be made without notice or advertisement and in such manner as Bear Stearns may in its discretion determine.  At any such sale or purchase, Bear Stearns may purchase or sell the property free of any right of redemption.
5.	BINDING UPON YOUR ESTATE.  You hereby agree that this Agreement and all the terms thereof shall be binding upon your heirs, executors, administrators, personal representatives and assigns.
6.	FINALITY OF REPORTS.  Reports of the execution of orders and statements of your account shall be conclusive if not objected to in writing within five days and ten days, respectively, after transmittal to you by mail or otherwise.
7.	RECEIPT OF TRUTH-IN-LENDING.  You hereby acknowledge receipt of
Bear Stearns' Truth-in-Lending disclosure statement. You understand that interest will be charged on any debit balances in accordance with the methods described in this statement or in any amendment or revision thereto which may be provided to you.
8.	CLEARANCE ACCOUNTS.  If Bear Stearns carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless Bear Stearns receives from you

CUSIP No. 119885200
Page 8 of 9 Pages


a written notice to the contrary, Bear Stearns shall accept from such other broker, without any inquiry or investigation by it (I) orders for the purchase or sale in account of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account.
You understand that Bear Stearns shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents. Any such broker has authorized us to enter into this agreement with you on their behalf and the terms and conditions thereof, including the arbitration provision, shall be applicable to all matters between such broker and you.
9.	COSTS OF COLLECTION.  In the event that Bear Stearns has to employ counsel or a collection agency to collect any debit balance which you owe, you hereby authorize Bear Stearns to charge you for the reasonable costs of collection including but not limited to attorneys' fees, court costs and expenses whatsoever in nature incurred by it in effecting said collection.
10.	IMPARTIAL LOTTERY ALLOCATION.  You agree that, in the event Bear
Stearns holds on your behalf bonds or preferred stocks in street or bearer form which are callable in part, you will participate in the impartial lottery allocation system of the called securities in accordance with the rules of the New York Stock Exchange, Inc.  Further you understand when the call is favorable no allocation will be made to any account in which Bear Stearns, its partners or employees have financial interest until all other customers are satisfied on an impartial lottery basis.
11.	WAIVER, ASSIGNMENT AND NOTICES.  No term or provision of this
Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced. Bear Stearns' failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by Bear Stearns of any of its rights or privileges. This
Agreement contains the entire understanding between you and Bear Stearns concerning the subject matter of this Agreement. You may not assign your rights and obligations hereunder without first obtaining the prior written consent of Bear Stearns. Notice or other communications including margin calls delivered or mailed to the address given below shall, until Bear Stearns has received notice in writing of a different address, be deemed to have been personally delivered to you.
12.	NEW YORK LAW TO GOVERN.  This Agreement shall be deemed to have been made in the State of New York and shall be construed, and the rights and liabilities of the parties determined, in accordance with the laws of the State of New York.
13.	ARBITRATION.  It is understood that the following agreement to arbitrate does not constitute a waiver of the right to seek a judicial forum where such a waiver would be void under the federal securities laws. The undersigned agrees, and by carrying an account for the undersigned you agree, that except as inconsistent with the foregoing sentence, all controversies which may arise between us concerning any transaction or the construction, performance or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration in accordance with

CUSIP No. 119885200
Page 9 of 9 Pages


the rules, then in effect at the National Association of Securities
Dealers, Inc., the Board of Governors of the New York Stock Exchange,
Inc. or the Board of Governors of the American Stock Exchange, Inc. as
you may elect.  If you do not make such election by registered mail addressed to Bear Stearns at 55 Water Street, New York, New York
10041, Attention:  Director Legal and Compliance Department, within five days after demand by Bear Stearns that you make such election, then Bear
Stearns may make such election. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof.
14.	PARTIAL UNENFORCEABILITY.  If any provisions herein are or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule or regulation.  In all other respects, this Agreement shall continue to remain in full force and effect.
15.	MARGIN IN MARGIN ACCOUNTS ( NOT APPLICABLE TO CASH ACCOUNTS).  You hereby agree to maintain such margins in your margin account as Bear
Stearns may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and
Bear Stearns may take such action as it considers necessary for its protection in accordance with this Agreement.  You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period.  Please consult the Truth-in-Lending disclosure statement for an outline of Bear Stearns' margin policies.
16.	CUSTOMER'S CONSENT TO LOAN OR PLEDGE OF SECURITIES (NOT APPLICABLE TO CASH
ACCOUNTS). You hereby authorize Bear Stearns to lend either to itself or to others any securities held by Bear Stearns in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated either separately or in common with other such property for any amounts due to Bear Stearns thereon or for a greater sum, and Bear Stearns shall have no obligation to retain a like amount of similar property in its possession and control.

By signing this agreement you acknowledge that the securities in your margin account may be loaned to Bear Stearns or loaned out to others.

/s/ Alphi Fund LP
/s/ Philip R. Smith, President of General Partner
Philip R. Smith
/s/ Alan I. Goldberg, Chairman of General Partner
Alan I. Goldberg